 Exhibit 99.1
BOARD MEETING INTIMATION FOR BUYBACK

Infosys®
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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

September 8, 2025

Dear Sir / Madam,

Sub: Board of Directors to consider a proposal for buyback of equity shares of the Company

We would like to inform you that pursuant to Regulation 29(1)(b) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("**LODR Regulations**"), the Board of Directors ("**Board**") of Infosys Limited ("**Company**") will consider a proposal for buyback of fully paid-up equity shares of the Company at its meeting to be held on September 11, 2025, in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended.

The outcome of the Board meeting will be disseminated to the stock exchanges after conclusion of the Board meeting on September 11, 2025, in accordance with the applicable provisions of the LODR Regulations.

This is for your information and records.

This information will also be hosted on the Company's website, at www.infosys.com.

Yours Sincerely,

For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2025.09.08 18:21:07 +05'30'

A.G.S. Manikantha
Company Secretary
Membership No. A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com